LIQUIDATION ANALYSIS

Introduction

This hypothetical Liquidation Analysis (the “Liquidation Analysis”) of Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”), represents the liquidation value of the assets of the Chapter 11 Debtors (the “Debtors”) and does not include the assets of any non-Debtor entities.

Section 1129(a)(7) of the Bankruptcy Codes requires that each Holder of an Impaired Allowed Claim or Interest either (i) accepts the Plan or (ii) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date of the Plan.

To demonstrate that the Plan satisfies this standard, the Debtors, in consultation with their legal and financial advisors, have prepared the Liquidation Analysis under a hypothetical liquidation under chapter 7 that: (a) estimates the realizable liquidation value of the Debtors’ assets and (b) estimates the distribution to creditors resulting from the liquidation, net of estimated chapter 7 related fees and wind down costs.

The Liquidation Analysis is based on unaudited book values of the Debtors as of March 31, 2013, unless otherwise noted, and are assumed to be representative of the Debtors’ assets and liabilities as of the liquidation date. The Liquidation Analysis does not include recoveries resulting from any potential preference claims, fraudulent conveyance litigation, or other avoidance actions, if such actions exist.

Under chapter 7, the assets of Maxcom would be subject to liquidation and values would be measured under an orderly liquidation value (“OLV”) premise. OLV reflects the gross amount, in U.S. dollars, that can be realized from a liquidation sale, given reasonable market exposure to find a purchaser, with the seller being compelled to sell on an “as-is”, “where is” basis, as of a specific date.

This Liquidation Analysis was prepared in connection with the filing of the Debtors’ Disclosure Statement and Plan. The Debtors have prepared this Liquidation Analysis based on a hypothetical liquidation under chapter 7 of the Bankruptcy Code. The Liquidation Analysis presents the Debtors’ determination of the hypothetical liquidation value of their business if a chapter 7 trustee were appointed and charged with winding down the estates. Under a chapter 7 liquidation, it is assumed that the trustee would sell all of the Debtors’ major assets or surrender them to the respective lien holders, and the cash proceeds, net of liquidation related costs, would then be distributed to holders of Claims in accordance with relevant law. Estimating recoveries in any hypothetical chapter 7 liquidation case are uncertain due to the number of unknown variables. Thus, extensive use of estimates and assumptions have been made that, although considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Debtors. In the event of a chapter 7 liquidation, actual results may vary materially from the estimates and projections set forth in the Liquidation Analysis. Similarly, the actual amount of allowed claims in a chapter 7 liquidation could materially and significantly differ from the amount of claims estimated in the Liquidation Analysis.

This Liquidation Analysis considers the regulations defined by Mexican Law, specifically, the Ley Federal de Telecomunicaciones (Federal Telecommunications Law of Mexico or Telecommunications Law) and the Secretaria de Comunicaciones y Transportes (“SCT”).

THE LIQUIDATION ANALYSIS IS NOT INTENDED AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE THAN EXPLAINED ABOVE. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF THE DEBTORS’ ASSETS AS A GOING CONCERN, AND THERE MAY BE A SIGNIFICANT DIFFERENCE BETWEEN THE LIQUIDATION ANALYSIS AND THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION. THIS ANALYSIS ASSUMES “LIQUIDATION VALUES” BASED ON THE DEBTORS’ BUSINESS JUDGMENT IN CONSULTATION WITH THE DEBTORS’ ADVISORS. WHILE THE DEBTORS MAKE NO ASSURANCES, IT IS POSSIBLE THAT PROCEEDS RECEIVED FROM GOING CONCERN SALE(S) OF THE DEBTORS’ ASSETS OR BUSINESS UNITS WOULD BE MORE THAN HYPOTHETICAL LIQUIDATION VALUES, THE COSTS ASSOCIATED WITH THE SALE(S) WOULD BE LESS, FEWER CLAIMS WOULD BE ASSERTED AGAINST THE BANKRUPTCY ESTATES AND/OR CERTAIN ORDINARY COURSE CLAIMS WOULD BE ASSUMED BY THE BUYER OF THE DEBTORS’ BUSINESS. THE UNDERLYING FINANCIAL INFORMATION IN THE LIQUIDATION ANALYSIS WAS NOT COMPILED OR EXAMINED BY ANY INDEPENDENT ACCOUNTANTS. NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY.

Notes to Liquidation Analysis

The following Notes to the Liquidation Analysis identify and describe the significant assumptions that were utilized in its preparation.

Notes on Estimated Liquidation Value of Assets

(A)	Cash and Equivalents. The Debtors’ cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Debtors in the management of its short-term commitments. They are presented as of March 31, 2013. In liquidation, the estimated recovery on the balance of cash and cash equivalents is 100%.

(B)	Accounts Receivable. The Debtors’ accounts receivable are primarily amounts owed by their customers. Approximately 73% of the receivables are owed by residential consumers who are in the lower income segment, and the remainder are owed by commercial customers. Of receivables held by residential consumers, approximately 90% are more than 90 days past due. Historically, the company has had difficulty recovering money owed from customers once service is disconnected, with less than 10% of customers remitting payment post disconnection. The Debtors’ management believes that liquidation would have a further significant adverse impact on collections of accounts receivable. Based on management’s guidance, the estimated recovery percentage on receivables is approximately 5% to 30%.

(C)	Value Added Tax Recoverable. The company has historically recovered certain amounts owed to it by tax authorities by offsetting other taxes owed. In liquidation, the estimated recovery on the value added tax recoverable is 0%.

(D)	Other Sundry Debtors. This item includes wages advances and savings fund loans. In liquidation, the estimated recovery on the other sundry debtors is 0% to 10%.

(E)	Inventory. Inventories consist primarily of material used to install telephone lines and network build-out. The estimated recovery percentage on inventories is approximately 10% to 20%.

(F)	Prepaid Expenses. Prepaid expenses consist primarily of prepaid insurance, prepaid leases, prepaid maintenance, rights of way and advertising. The estimated recovery on these assets reflects an estimated recovery percentage of 0% to 10%.

(G)	Telephone Network Systems and Equipment. The telephone network systems and equipment consists primarily of switching equipment, fiber optic and copper networks, radio and electronic equipment, computers and engineering equipment, transportation equipment and office furniture. The estimated recovery on the telephone network systems and equipment in a liquidation is 3% to 20%.

(H)	Assets Underlying Capital Leases. Capital leases consist of approximately 90 automobile vehicle leases. The estimated value of the capital leases reflects Maxcom management’s book value of the leases as of December 31, 2012.

(I)	Intangible Assets. Intangible assets consist primarily of infrastructure rights, software licenses, and frequency rights. The company confirmed these rights cannot be transferred or sold. In liquidation, the estimated recovery on the intangible assets is 0%.

(J)	Deferred Income Taxes. Deferred tax is recognized by the Debtors in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In liquidation, the estimated recovery on the deferred income taxes is 0%.

(K)	Guaranty Deposits. These deposits consist primarily of deposits the Debtors have made for leases for administrative offices, customer care centers, warehouses or vaults. The deposits cannot be recovered if the leases are terminated early. In liquidation, the estimated recovery on the guaranty deposits is 0%.

(L)	Other Assets. Other assets consist primarily of equity investments made by the Debtors. The equity investments are fairly liquid and transferrable. The estimated recovery in a liquidation on the other assets is 50% to 75%.

Notes on Expenses and Claims Associated with Liquidation of Assets

(M)	Trustee Fees. Trustee fees are the fees associated with the appointment of a chapter 7 Trustee in accordance with Section 362 of the Bankruptcy Code. Trustee fees are estimated based on the requirements of the Bankruptcy Code and historical experience in other similar cases and are projected to be approximately 3% of gross liquidation proceeds, excluding cash, in accordance with Section 362 of the Bankruptcy Code.

(N)	Professional Fees. Professional fees include legal, investment banking, appraisal, brokerage, and accounting services required to assist the Debtors and the chapter 7 Trustee with the liquidation process and assumes such wind-down and associated fees last four to six months. Fee estimates were based upon management’s review and guidance on costs.

(O)	Non-Payroll Wind-Down Costs. Non-payroll wind-down costs include liquidation and wind-down costs associated with the disposition of the assets, including occupancy costs, operating expenses such as rent, utilities, property taxes, building insurance, security and maintenance during the wind-down period. These are calculated at 1% of the Debtors’ estimated liquidation value.

(P)	Payroll Costs during wind-down. These expenses include the costs associated with providing service to customers before the final discontinuance of service and liquidation of assets thereafter. It is expected that half of the staff will need to be retained to assist with the liquidation. The payroll expense associated with the wind-down is estimated based retaining half the staff for four to six months in the high and low scenarios, respectively.

(Q)	Severance and Other Personnel Related Costs. Severance and other personnel related costs are that that would be due and payable pursuant to Mexican law. In accordance with Mexican law, Debtors’ employees are entitled to the following amounts for severance:

•	90 days of salary (including benefits); plus

•	20 days of salary for each year of employment (including benefits); plus

•	12 days of minimum wage pay for each year of employment (up to 2 months).

It is assumed that if the employees do not receive the full severance payment, they would seek to have the liquidation proceedings converted to a Mexican liquidation proceeding (“Ley de Concursos Mercantiles”) in which case the severance payments would receive a higher priority and would have to be paid in advance of the secured creditors.

The severance claim amounts shown in the Analysis have been calculated using an estimate of salary payout based on the Debtors’ salary expenses and the average years of employment for all employees. The low and high recovery analysis assumes payout for 90 days salary, 20 days salary for each year of employment, and 12 days of minimum wage pay for each year of employment, with differences based on a lower and higher estimate of average employee tenure.

(R)	Taxes Due. Taxes due includes the current and noncurrent liabilities for taxes payable as of March 31, 2013.

(S)	Notes. This reflects the outstanding balance of the Senior Notes as of December 15, 2013, plus accrued and unpaid interest due as of the Chapter 11 petition date.[1] The notes are secured by first-priority Liens on all of the Debtors’ Telephone network systems and equipment and will receive the benefit of its liquidation value after an allocation of a pro rata portion of administrative claims are paid, based upon book value of assets, and will have an unsecured claim for the deficiency.

(T)	Obligations under Capital Leases. The capital leases consist of approximately 90 automobile leases and each is secured by the applicable automobile. The obligations reflect the amount outstanding under the leases as of March 31, 2013, and the assumed recovery on the book value of the assets as of March 31, 2013 is assumed to be 50% - 100%. It is assumed that leased vehicles will be retained by the lessors, with no allocation of administrative costs to the lessors, and that the lessors will have an unsecured deficiency claim for the remainder of their claim.

(U)	General Unsecured Claims. General unsecured claims includes accounts payable, other accruals, customer deposits[2], other accounts payable, labor obligations upon retirement, and other long-term liabilities. General unsecured claims will receive the benefit of the liquidation value, excluding that amount securing the Notes and Capital Leases, after an allocation of pro rata portion of administrative claims are paid, based on book value.

(V)	Post-Petition Accrued Interest On Notes. 11% interest on the outstanding balance of the Senior Notes as of the Chapter 11 petition date for the period from the Chapter 11 petition date to September 30, 2013.

(W)	Deficiency Claim – Notes. Deficiency claim amount is calculated as the excess of the Secured Notes and pre-petition interest claim amount over the average of the low and high recovery on their secured claim.

(X)	Deficiency Claim – Capital Leases. Deficiency claim amount is calculated as the excess of the capital lease claim amount over the average of the low and high recovery on the secured capital lease claim.

The following key assumptions were made:

•	Liquidation Analysis Depends on Estimates. The determination of the hypothetical proceeds from, and costs of the liquidation of the Debtors’ assets, is an uncertain process involving the extensive use of estimates and assumptions that, although considered reasonable by the Debtors, are inherently subject to significant business, and economic uncertainties and contingencies beyond the control of the Debtors. Inevitably, some assumptions in the Liquidation Analysis would not materialize in an actual chapter 7 liquidation and unanticipated events and circumstances could affect the ultimate results in an actual chapter 7 liquidation. The Debtors prepared the Liquidation Analysis for the sole purpose of establishing a reasonable good-faith estimate of the proceeds that would be generated if the Debtors’ assets were liquidated in accordance with chapter 7 of the Bankruptcy Code upon conversion of these chapter 11 Cases. The Liquidation Analysis is not intended and should not be used for any other purpose. Recovery estimates are calculated on a percentage of unaudited net book value as of March 31, 2013, unless otherwise noted. The underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. No independent appraisals were conducted in preparing the Liquidation Analysis. Accordingly, while deemed reasonable based on the facts currently available, neither the Debtors nor their advisors make any representations or warranties that the actual results would or would not approximate the estimates and assumptions represented in the Liquidation Analysis.

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[1]	Currently assumed to be July 15, 2013 and includes interest accrued at 11%, plus applicable withholding amounts.

[2]	Customer deposits includes approximately $174,312 of security deposits with Maxcom made in order to receive services. Such deposit amounts are included in the March 31, 2013 cash balance.

•	Estimates of Claims. In preparing the Liquidation Analysis, the Debtors estimated Allowed Claims based upon a review of their books and records as of March 31, 2013, except as otherwise noted. The Liquidation Analysis also includes estimates for Claims that could be asserted and Allowed in a chapter 7 liquidation, including Administrative Expenses, employee-related obligations, pension obligations, runoff costs (as detailed herein), Trustee fees, and other Allowed Claims. For purposes of the Liquidation Analysis, the Debtors have estimated the amount of Allowed Claims and provided ranges of projected recoveries based on certain assumptions. Therefore, the Debtors’ estimates of Claims set forth in the Liquidation Analysis should not be relied upon for any purpose other than considering the hypothetical distributions under a chapter 7 liquidation. Nothing contained in the Liquidation Analysis is intended to be or constitutes a concession or admission by the Debtors. The actual amount of Allowed Claims in the Chapter 11 Cases could materially differ from the estimated amounts set forth in the Liquidation Analysis.

•	Liquidation Process and Time. The Liquidation Analysis assumes a liquidation of all of the Debtors’ assets. The Liquidation Analysis assumes that the Trustee does not possess the financial or operational resources to continue to operate Maxcom for the extended period required to conduct a going concern sale process. The payment of expenses was assumed to take place throughout a four to six month liquidation period as and when proceeds from the disposition and collection of receivables occur. No interest income is assumed to be earned on net liquidation proceeds. Contract/lease rejection claims that would arise in a chapter 7 liquidation scenario have not been calculated; such claims could have an impact on recoveries by unsecured creditors.

•	Other Risks. We also believe there are additional risk factors that we have not been quantified or identified that could further reduce the value recovered.

Debtors’ Hypothetical Liquidation Analysis3

As of 3/31/13 unless otherwise noted above4

(Ps. $ millions)

			Liquidation % to NBV		Estimated Liquidation Value
Statement of Assets	Notes	Book Value	Low	High	Low	High
Cash and cash equivalents	A	105	100%	100%	Ps. 105	Ps. 105
Accounts receivables - net	B	670	5%	30%	33	201
Value added tax recoverable	C	49	0%	0%	-	-
Other sundry debtors	D	95	0%	10%	-	10
Inventory - net	E	19	10%	20%	2	4
Prepaid expenses	F	30	0%	10%	-	3
Telephone network systems and equipment - net	G	3,860	3%	20%	116	772
Assets underlying capital leases	H	7	50%	100%	3	7
Intangible assets - net	I	126	0%	0%	-	-
Deferred income taxes - net	J	10	0%	0%	-	-
Guaranty deposits	K	8	0%	0%	-	-
Other assets	L	2	50%	75%	1	2
Total estimated proceeds available		Ps. 4,980			260	1,102

		% of Proceeds Available	Liquidation Recoveries
Administrative Claims			Low	High
Trustee fees	M	3%	Ps. 30	Ps. 5
Professional fees	N		69	46
Non-payroll wind-down costs	O	1%	11	3
Payroll costs during wind-down	P		116	77
Severance and other personnel related costs	Q		517	143
Taxes due	R		0	0
Total estimated administrative claims			Ps. 742	Ps. 274

	Allocation of Admin Claim
Secured Collateral After Admin Claim Allocation
Telephone network systems and equipment - net	77.6%	Ps. -	Ps. 559
Assets underlying capital leases	0.0%	3	7

		Claim as of	Recovery %		Liquidation Recoveries
Recovery on Secured Claims		3/31/2013	Low	High	Low	High
Secured notes and pre-petition interest	S	Ps. 2,335	0%	24%	Ps. -	Ps. 559
Obligations under capital leases	T	10	34%	69%	3	7
Total estimated recovery on secured claims		Ps. 2,345			Ps. 3	Ps. 566
Total estimated proceeds available after admin/secured claims					Ps. -	Ps. 262

		Claim as of	Recovery %		Liquidation Recoveries
Unsecured Claims		3/31/2013	Low	High	Low	High
General unsecured claims	U	Ps. 477	0%	10%	Ps. -	Ps. 48
Post-petition accrued interest on notes	V	53	0%	10%	-	5
Deficiency claim - notes	W	2,055	0%	10%	-	208
Deficiency claim - capital leases	X	5	0%	10%	-	0
Total estimated recovery on unsecured claims		Ps. 2,590			Ps. -	Ps. 262

[3]	Analysis presents hypothetical low recovery scenario for secured and unsecured claims (where estimated administrative claims are higher and asset value recovery in liquidation is lower) and a high recovery scenario (where estimated administrative claims are lower and asset value recovery in liquidation is higher). This analysis, including its presentation on a consolidated basis, is not intended as and does not constitute a concession or admission for any purpose other than the presentation of a hypothetical liquidation analysis for purposes of the Plan.

[4]	Book value is as of March 31, 2013 for all assets and claims, except as noted: (a) Senior notes claim value is shown as of the Chapter 11 petition date, (b) assets underlying capital lease obligations represent management’s estimated book value as of December 31, 2012 and capital lease obligations are as of March 31, 2013; and (c) general unsecured claims are all as of March 31, 2013, except post-petition interest on the notes and the calculation of the Senior Notes deficiency claim, is calculated on the Notes balance as of the Chapter 11 petition date.